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                                                                     EXHIBIT 131

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.       REPORTING ISSUER

         InterOil Corporation ("INTEROIL")

2.       DATE OF MATERIAL CHANGE

         April 14, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by InterOil on April 14, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         InterOil has announced that it has entered into an agreement with Peters & Co. Limited, Westwind Partners Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Haywood Securities, Inc. (collectively, the "UNDERWRITERS") pursuant to which InterOil proposes to raise gross proceeds of up to CDN $13,050,000 through a brokered private placement of up to 870,000 common shares of InterOil (the "OFFERING") at a price of CDN $15.00 per share.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix "A".

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Graeme Alexander, Corporate Counsel and Company Secretary of InterOil, who is knowledgeable about the details of the material change and may be contacted at 61 (7) 4046 4600 (Australia).

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    The foregoing accurately discloses the material change referred to herein.

         DATED at The Woodlands, Texas this 14th day of April, 2003.

                                           INTEROIL CORPORATION

                                           By: (Signed) "Phil E. Mulacek"
                                              ----------------------------------
                                                Authorized Signing Officer

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                                  APPENDIX "A"
                                  PRESS RELEASE

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                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL ANNOUNCES C$10.1 MILLION (US$6.9
                           MILLION) PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S.SECURITIES LAW.

APRIL 14, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today that it has entered into a common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including Westwind Partners Inc., Jennings Capital Inc., Canaccord Capital Corporation, and Haywood Securities, Inc. (the "Underwriters"). InterOil will issue 670,000 common shares at a price of C$15.00 (approximately US$10.32) for total gross proceeds of C$10,050,000 pursuant to certain exemptions from prospectus requirements. The Underwriters reserve the right to increase the size of the issue by an additional 200,000 common shares for additional aggregate gross proceeds of C$3,000,000. Such option expires 4:00 p.m. (Calgary time) on April 16, 2003.

Proceeds of the common share offering will be used to fund exploration and development expenditures on InterOil's Papua New Guinea properties and for general corporate purposes. The private placement financing is scheduled to close on April 28, 2003, and is subject to regulatory approval and completion of definitive documentation. These shares will be subject to a four-month hold period.

"We are pleased by the confidence expressed by these investment firms in our operations and in our vision for the future," said Phil Mulacek, CEO of InterOil. "By combining these funds with our recently increased license area, we are now positioned to expand our exploration activities."

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program by a single company in Papua New Guinea history.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common

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shares. InterOil Corporation shares also trade on the Port Moresby Stock
Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

NORTH AMERICA                             AUSTRALASIA
Gary M Duvall                             Anesti Dermedgoglou
Vice President, Corporate Development     Vice President, Investor Relations
InterOil Corporation                      InterOil Corporation
gary.duvall@interoil.com                  anesti@interoil.com
Houston, TX USA                           Cairns, Qld Australia
Phone: +1 281 292 1800                    Phone: +61 7 4046 4600

Lisa Elliott
DRG&E
lelliott@drg-e.com
Houston, TX USA
Phone: +1 713 529 6600